Abbey Capital Multi Asset Fund

Trading Advisory Agreement (this “Agreement”) entered into as of the 27th day of May, 2024, by and among:

●	ACMAF Onshore Series LLC (the “Onshore LLC”) a Delaware series limited liability company acting for and on behalf of the series designated as Series 8 (“Series 8”),

●	ACMAF Offshore SPC (formerly Abbey Capital Multi Asset Offshore Fund Limited), a Segregated Portfolio Company incorporated under the laws of the Cayman Islands (the “Company”) acting for and on behalf of the segregated portfolio designated as Segregated Portfolio 8 (“SP8”)

●	ABBEY CAPITAL LIMITED, an Irish private company limited by shares (the “Adviser” or “Abbey”); and

●	WINTON CAPITAL MANAGEMENT LIMITED, a company incorporated in England with its principal office at One Hooper’s Court, Knightsbridge, London SW3 1AF, United Kingdom (the “Trading Adviser”)

(the Onshore LLC, the Adviser, the Company and the Trading Adviser, together the “Parties”)

WHEREAS, Abbey has entered into an investment advisory agreement dated the 27th day of February, 2018 with The RBB Fund, Inc. (the “Fund”), relating to the provision of investment advisory services to the Abbey Capital Multi Asset Fund (the “Portfolio”) (the “Investment Advisory Agreement”);

WHEREAS, the Onshore LLC and the Company are directly or indirectly wholly-owned subsidiaries of the Portfolio.

WHEREAS, Abbey has entered into an investment advisory agreement dated the 18th day of May 2021 (the “Delaware IMA”) with Onshore LLC relating to the provision of investment advisory services to the Onshore LLC and each of its segregated series including the series designated as Series 6;

WHEREAS, Abbey has entered into an Amended and Restated Investment Advisory Agreement dated the 12th day of November 2020 (the “Advisory Agreement”) with the Company relating to the provision of investment advisory services to the Company and each of its segregated portfolios including SP8.

WHEREAS, the Advisory Agreement provides that the Adviser may delegate any or all of its investment advisory responsibilities under the Advisory Agreement to one or more sub-advisers;

WHEREAS, the Adviser and the Board of Directors of the Fund desire to retain the Trading Adviser to render portfolio management services to Series 8 and SP8 in the manner and on the terms set forth in this Agreement, and the Trading Adviser is willing to provide such services.

WHEREAS, this Agreement shall take effect on the date that Series 8 or SP8 initially deposits cash or securities in the Managed Account (as defined in the Supplemental Trading Agreement dated 27 May 2024 between the Adviser and the Trading Adviser (the “Supplemental Trading Agreement”) (the “Effective Date”).

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the Parties hereto agree as follows:

1. The Company

(a)	Segregated Portfolio Company

Under the Companies Law (Revised) of the Cayman Islands, the Company is permitted to create segregated portfolios in order to segregate the assets and liabilities attributable to a particular segregated portfolio of the Company from the assets and liabilities attributable to each other segregated portfolio of the Company, and from the Company’s general assets and liabilities. The Company has established and maintains separate and distinct segregated portfolios and has established and maintains the segregated portfolio referred to herein as “SP8”. Assets attributable to each segregated portfolio of the Company shall only be available to meet liabilities to creditors in respect of that segregated portfolio and the assets of that segregated portfolio shall not be available to satisfy the claims of creditors of the Company who are not creditors in respect of that segregated portfolio.

(b)	Assets and Liabilities of Each Segregated Portfolio are Separate.

In accordance with the foregoing, the Parties agree that the right to claim or proceed against SP8 in terms of this Agreement is limited to the assets of SP8, and no such claim, liability or obligation may be levied or set-off against any other assets of the Company or any other segregated portfolio. In the event that the assets of SP8 are insufficient to meet the obligations of SP8 under this Agreement, SP8’s obligations shall be limited to such assets and Trading Adviser agrees that it shall not seek, whether in any proceedings or other means whatsoever or wheresoever, to establish any claim or interest in or recourse against any asset of the Company or any other segregated portfolio of the Company.

2. The Onshore LLC

(a)	The Onshore LLC is a series limited liability company incorporated under the Limited Liability Company Act of the State of Delaware, 2 Del. Code Title s. 18-215 (the “Law”). Under the Law the Onshore LLC can create segregated series in order to segregate the assets and liabilities attributable to a particular series from the assets and liabilities attributable to each other series and from the Onshore LLC general assets and liabilities. The Onshore LLC has established and maintains separate and distinct segregated series and has established and maintains the series referred to herein as “Series 8”. Assets attributable to each series of the Onshore LLC shall only be available to meet liabilities to creditors in respect of that series and the assets of that series shall not be available to satisfy the claims of creditors of the Onshore LLC who are not creditors in respect of that series.

(b)	Assets and Liabilities of Each Series are Separate. In accordance with the foregoing, the Parties hereto agree that the right to claim or proceed against Series 8 in terms of this Agreement is limited to the assets of Series 8, and no such claim liability or obligation may be levied or set-off against any other assets of the Onshore LLC or any other series. In the event that the assets of Series 8 are insufficient to meet the obligations of Series 8 under this Agreement, Series 8’s obligations shall be limited to such assets and the Trading Adviser agrees that it shall not seek, whether in any proceedings or other means whatsoever or wheresoever to establish any claim or interest in or recourse against any asset of the Onshore LLC or any other series of the Onshore LLC.

3. Trading Services.

(a)	The Adviser hereby appoints the Trading Adviser to act as a commodity trading advisor (“CTA”) to Series 8 and SP8 with respect to assets allocated to Series 8 and SP8 from time to time by the Adviser for the periods and on the terms set forth in this Agreement and the Supplemental Trading Agreement (the “Allocated Assets”). The Trading Adviser accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided. To the extent the Allocated Assets are traded under SP8, the Trading Adviser acknowledges and agrees that SP8 is subject to the limitations set forth in paragraphs 1 (a) and (b) above. To the extent the Allocated Assets are traded under Series 8, the Trading Adviser acknowledges and agrees that Series 8 is subject to the limitations set forth in paragraphs 2 (a) and (b) above. The Adviser will increase or decrease the amount of Allocated Assets from time to time and, therefore, the Account Trading Size (as defined in the Supplemental Trading Agreement) will be increased or decreased in accordance with paragraph 3 of the Supplemental Trading Agreement, headed “Change of Account Trading Size”.

(b)	The Trading Adviser shall, subject to the supervision and oversight of the Adviser, trade the Allocated Assets on behalf of Series 8 and SP8 in accordance with the terms of this Agreement and the Supplemental Trading Agreement and shall comply with all reasonable instructions of the Fund and the Adviser (“Instructions”). Such Instructions may be given by a letter or email or by telephone, provided that telephone instructions shall be confirmed in writing. The Trading Adviser shall not be required to acknowledge the Instructions of the Fund or the Adviser, regardless of the manner in which the Instructions may be received. The Trading Adviser shall be entitled to consider the Agreement, the Supplemental Trading Agreement and the Instructions to be in accordance with the investment objective, policies and restrictions of the Company, the Onshore LLC and the Portfolio in relation to Series 8 and SP8 set forth in the Portfolio’s prospectus and statement of additional information, as they may be amended from time to time, any additional policies or guidelines, including without limitation compliance policies and procedures, established by the Adviser, the Fund’s Chief Compliance Officer, and/or by the Fund’s Board of Directors (“Board”) that have been furnished in writing to the Trading Adviser. The Trading Adviser shall carry out its duties under this Agreement and the Supplemental Trading Agreement in accordance with all laws applicable to the Onshore LLC and the Company and the Trading Adviser’s duties under this Agreement, all as may be in effect from time to time (“Applicable Law”). The foregoing Instructions and Applicable Law are referred to below together as the “Policies”.

For purposes of compliance with the Policies, the Trading Adviser shall be entitled to treat the Allocated Assets as though the Allocated Assets constituted the entire Onshore LLC or Company, as applicable, and the Trading Adviser shall not be responsible in any way for the compliance of any assets of the Onshore LLC or Company, other than the Allocated Assets, with the Policies. Subject to the foregoing, the Trading Adviser is authorized, in its sole discretion and without prior consultation with the Adviser, on behalf of Series 8 and/or SP8, to buy, sell, lend and otherwise trade in any commodity interests, including futures contracts, options on futures contracts (selling uncovered options is not permitted), spot or forward contracts or commodities and swaps as listed in Schedule B (the “Commodity Interests”) without regard to the length of time the Commodity Interests have been held and the resulting rate of portfolio turnover or any tax considerations; and the Allocated Assets may be invested in such proportions of Commodity Interests as the Trading Adviser shall determine.

Notwithstanding the foregoing provisions of this paragraph 3(b), however, (i) the Trading Adviser shall, upon and in accordance with written instructions from the Adviser effect such portfolio transactions for the Allocated Assets as the Adviser shall determine are necessary in order for Series 8 and/or SP8 to comply with the Policies, and (ii) in so far as is practicable, upon written notice to the Trading Adviser, the Adviser may effect in-kind redemptions with shareholders of the Portfolio with securities included within the Allocated Assets. For the avoidance of doubt and except as required by applicable law, Trading Adviser shall treat Series 8 and SP8 as separate entities for purpose of compliance with the Policies.

(c)	Absent instructions from the Adviser or the officers of the Fund to the contrary, the Trading Adviser shall place orders pursuant to its determinations with any executing broker counterparty, futures commission merchant, dealer, clearing broker or other entity the Trading Adviser so chooses to provide execution services (each an “Executing Broker”), provided, however, the orders are settled with an approved counterparty or a futures commission merchant or Foreign Exchange clearing broker with which Series 8 and/or SP8 as applicable, has an account.

(d)	The Trading Adviser hereby agrees that it shall not consult with any other investment adviser or CTA to the Fund with respect to transactions in Commodity Interests for the Allocated Assets or any other transactions in the Fund’s assets, other than for the purposes of complying with the conditions of paragraphs (a) and (b) of Rule 12d3-1 under the Investment Company Act of 1940 (the “1940 Act”) pertaining to certain exemptions on prohibitions relating to the acquisition of securities of issuers engaged in securities related activities.

(e)	The Trading Adviser, where requested to do so by the Adviser, shall provide the Adviser with a true and complete copy and/or accurate summary of its compliance policies and procedures pursuant to best practices for all CTAs registered with the Commodity Futures Trading Commission (“CFTC”) or, if applicable, Rule 206(4)-7 of the Investment Advisers Act of 1940 (the “Advisers Act”) (the “Trading Adviser Compliance Policies”). The Trading Adviser’s chief compliance officer (“Trading Adviser CCO”) shall on request and within two weeks of the end of each calendar quarter, provide its responses to the matters outlined in the “Quarterly Compliance Questionnaire”. Additionally, the Trading Adviser shall upon request from the Adviser promptly (and in no event in more than 10 business days from the date of request) provide the following reports and certifications to the extent that they relate to the services provided by the Trading Adviser to Series 8 and/or SP8 with respect to the Allocated Assets:

(i)	a report of any material changes to the Trading Adviser Compliance Policies; and

(ii)	an executive summary of the Trading Adviser CCO’s report with respect to the annual review of the Trading Adviser Compliance Policies (the “Trading Adviser CCO’s Report”) pursuant to Rule 206(4)-7 under the Advisers Act, if applicable. The Trading Adviser agrees that the executive summary shall be a fair representation of the Trading Adviser’s CCO Report and that if the Fund CCO has follow up questions on the executive summary, the Trading Adviser CCO will cooperate with providing whatever additional information is requested.

(f)	The Trading Adviser shall execute orders in accordance with paragraph 5 of the Supplemental Trading Agreement headed “Execution and Clearing of Trades”. Subject to the rules, guidance, principles, and codes comprised in the Handbook of Rules and Guidance (or documents having equivalent standing and effect) from time to time promulgated by the Financial Conduct Authority of the United Kingdom and/or any successor body carrying out all or any party of the functions thereof applicable to the Trading Adviser (the “FCA”) (the “FCA Rules”), the Trading Adviser may, when executing trades on behalf of Series 8 and/or SP8, aggregate those trades with those of one or more of the Trading Adviser’s other clients. The Trading Adviser allocates trades between clients using a proprietary algorithm designed to treat all of the Trading Adviser’s clients fairly and equitably over time. The Company, the Onshore LLC and the Adviser acknowledge that the aggregation and allocation of trades in this way may on some occasions operate to the disadvantage of the Series 8 and/or SP8.

The Parties agree that when executing transactions in Commodity Interests on behalf of Series 8 and/or SP8, or placing orders relating to Commodity Interests on behalf of Series 8 and/or SP8 or execution by Executing Brokers, the Trading Adviser shall (except to the extent that it is following an specific instruction from the client, as appropriate, in relation to the execution of an order) owe to Series 8 and/or SP8 a duty to take all sufficient steps to obtain the best possible result for Series 8 and/or SP8, taking into account the Execution Factors (as defined in the FCA Rules) that are relevant to the execution or placing of that order under the terms of the Trading Adviser’s best execution policy as provided to the Fund and the Adviser from time to time (the “Best Execution Policy”).

Each of the Onshore LLC, the Company and the Adviser confirms that the Trading Adviser has separately provided it with the Best Execution Policy.

Each of the Onshore LLC, the Company and the Adviser expressly agrees and consents to the Best Execution Policy.

(g)	The Trading Adviser shall, upon request from the Adviser, promptly provide to the Adviser details of the Executing Brokers to which orders are transmitted or execution venues where orders are placed for execution.

(h)	The Trading Adviser further agrees to be aware of the position limits imposed on certain Commodity Interest contracts by the CFTC or applicable contract market. If, at any time during the term of this Agreement, the Trading Adviser is required to aggregate Series 8 or SP8’s Commodity Interest positions with the positions of any other person for purposes of applying the CFTC or exchange imposed speculative position limits, the Trading Adviser will promptly notify the Adviser if Series 8 or SP8’s positions are included in an aggregate amount which exceeds the applicable speculative position limit. If the speculative positions limits are reached in any Commodity Interest contract, the Trading Adviser will modify the trading of Series 8 and/or SP8 as applicable and its other accounts in a reasonable and good faith effort to achieve an equitable treatment of all such accounts.

(i)	The Trading Adviser, in connection with its rights and duties with respect to Series 8 , SP8 and the Fund shall use the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

(j)	The services of the Trading Adviser hereunder are not deemed exclusive and the Trading Adviser shall be free to render similar services to others (including other investment companies, investment funds or single managed accounts of other customers which have a similar investment objective to the Fund) so long as its services under this Agreement are not impaired thereby. It is therefore possible that any of them may, in the course of business, have potential conflicts of interest with the Fund and the Adviser, PROVIDED THAT the Trading Adviser shall have due regard to its obligations to the Fund and the Adviser.

(k)	The Trading Adviser has a conflicts of interest policy which specifies the procedures that it follows and the measures that it has adopted in order to avoid such conflicts or to manage such conflicts in a way that ensures fair treatment for the Fund and the Adviser. Each of the Fund and the Adviser hereby acknowledge and confirm that the Trading Adviser has separately provided to it the Trading Adviser’s conflicts of interest policy.

Subject to the FCA Rules, the Trading Adviser or any of its associates or any person connected with the Trading Adviser may invest in, directly or indirectly, or manage or advise other investment funds or accounts which invest in assets which may also be purchased or sold by the Fund or the Adviser. Neither the Trading Adviser nor any of its associates nor any person connected with it shall be under any obligation to offer investment opportunities of which any of them become aware to the Fund or the Adviser or to account to the Fund or the Adviser in respect of (or share with the Fund or the Adviser or inform the Fund or the Adviser of) any such transaction or any benefit received by any of them from any such transaction, but will allocate such opportunities on an equitable basis between the Fund and the Adviser and its other clients.

Subject to the FCA Rules, the Trading Adviser will not and will procure that no associate of the Trading Adviser will deal, as principal or agent for a third party, with the Adviser except where dealings are carried out as if effected on normal commercial terms negotiated on an arm’s length basis and PROVIDED ALSO THAT:

(a)       subject to its Code of Ethics, the Trading Adviser and any associate may buy, hold and deal in any Commodity Interests upon its individual account notwithstanding that similar Commodity Interests may be held by the Fund and the Adviser; and

(b)       nothing in this Agreement shall prevent the Trading Adviser or any associate from contracting or entering into any financial or other transaction with any director, officer, employee or member of the Fund or the Adviser or with any company or body any of whose shares or securities are held by or for the account of the Fund or the Adviser or from being interested in any such contract or transaction.

The Trading Adviser hereby notifies the Fund and the Adviser that, in certain circumstances, the organisational and administrative arrangements established by the Trading Adviser to prevent or manage a particular conflict may not be sufficient to ensure, with reasonable confidence, that the risk of damage to the interests of clients will be prevented. Each of the Fund and the Adviser acknowledges the contents of the conflicts of interest policy and in particular (a) the specific description of the conflicts of interest that arise or could arise in the provision of the Trading Adviser’s services and (b) the description of the risks to clients that arise as a result as the conflicts of interest and the steps undertaken to mitigate these risks to enable the Trading Adviser’s clients to take an informed decision with respect to its services in the context of which the conflicts of interest arise.

(l)	The Trading Adviser shall furnish the Adviser and the administrator of the Fund (the “Administrator”) daily, weekly, monthly, quarterly and/or annual reports concerning portfolio transactions and performance of the Allocated Assets as the Adviser may reasonably determine in such form as may be mutually agreed upon, and agrees to review the Allocated Assets with the Adviser and discuss the management of the Allocated Assets. The Trading Adviser shall promptly respond to reasonable requests by the Adviser, the Administrator, and the Fund CCO or their delegates for copies of the pertinent books and records maintained by the Trading Adviser relating directly to Series 8 and/or SP8. The Trading Adviser shall also use commercially reasonable efforts to provide the Adviser with such other information and reports, including information and reports related to compliance matters, as may reasonably be requested by it from time to time, including without limitation all material reasonably requested by or required to be delivered to the Board.

(m)	The Trading Adviser shall not have the power, discretion or responsibility to vote any proxies in connection with Commodity Interests in which the Allocated Assets may be invested, and the Adviser shall retain such responsibility.

(n)	The Trading Adviser shall cooperate promptly and fully with the Adviser, the Company, the Onshore LLC and/or the Fund in responding to any regulatory or compliance examinations or inspections (including any information requests) relating to the Fund, the Portfolio, the Company, the Onshore LLC or the Adviser brought by any governmental or regulatory authorities. The Trading Adviser shall provide to the Fund CCO or his or her delegate notice (which may be in writing or verbally) of any deficiencies that are identified by the FCA, CFTC or the United States Securities and Exchange Commission (“SEC”) in written correspondence to the Trading Adviser and that have a material adverse effect on the services provided by the Trading Adviser to Series 8 or SP8 pursuant to this Agreement. In so far as it is permitted to do so, the Trading Adviser shall provide additional information with respect to such deficiencies as is reasonably requested by the Fund CCO or his or her delegate.

(o)	The Trading Adviser shall maintain separate detailed records of matters pertaining to its activities regarding the Allocated Assets, including, without limitation, brokerage and other records of all securities transactions. If applicable, any records required to be maintained and preserved, pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the 1940 Act and/or by the CFTC, that are prepared or maintained by the Trading Adviser in respect of the Portfolio, Series 8 and /or SP8 are the property of the Fund and will be surrendered promptly to the Fund upon request and subject to the confidentiality obligations set out in paragraph 16 hereof. The Trading Adviser further agrees to preserve for the periods prescribed in Rule 31a-2 under the 1940 Act the records required to be maintained under Rule 31a-1 under the 1940 Act, and/or by the CFTC.

(p)	The Trading Adviser shall promptly notify the Adviser of any material adverse change in the financial condition of the Trading Adviser that could in the reasonable opinion of the Trading Adviser reasonably be expected to materially impair the Trading Adviser’s ability to fulfill its commitments under this Agreement.

4. Representations and Warranties of the Parties

(a)	The Trading Adviser represents and warrants to the Adviser as follows:

(i)	the Trading Adviser is a registered CTA with the CFTC;

(ii)	the Trading Adviser will carry at all times professional liability insurance with an insurer approved by the Trading Adviser covering services provided hereunder by the Trading Adviser in an amount that is commercially reasonable and necessary in light of the services provided by the Trading Adviser;

(iii)	the Trading Adviser will furnish the Adviser with evidence of the coverage specified in paragraph 4(a)(ii) hereof and provide notice of termination of such coverages, if any, to the Adviser and the Fund, all as promptly as reasonably possible; and

(iv)	this Agreement has been duly authorized and executed by the Trading Adviser.

(b)	The Adviser represents and warrants to the Trading Adviser as follows:

(i)	the Adviser is registered under the Advisers Act;

(ii)	the Portfolio is registered with the CFTC as a 4.12(c)(3) exempted commodity pool;

(iii)	the Company is registered with the CFTC as a 4.7 exempted commodity pool;

(iv)	the Onshore LLC is registered with the CFTC as a 4.7 exempted commodity pool;

(v)	the Allocated Assets are not assets of (1) an “employee benefit plan” as defined in and subject to the fiduciary responsibility provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) a “plan” as defined in and subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended, or (3) an entity that holds “plan assets” as defined in Section 3(42) of ERISA;

(vi)	each of the Adviser and the Fund has duly authorized the execution of this Agreement by the Adviser;

(vii)	all marketing, distribution, solicitations and other activities by it and its associates on behalf of or related to the Fund have been and shall be conducted in all respects in accordance with Applicable Law;

(viii)	the marketing materials do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ix)	all of the assets of the Fund are owned by the Fund free of lien and encumbrance and no other person shall have any interest in any portion of the Managed Account save as otherwise provided in this Agreement or as notified in writing by the Fund or the Adviser from time to time;

(x)	all of the information and documentation provided to the Trading Adviser in connection with this Agreement is true and accurate in all material respects;

(xi)	the Portfolio is a “qualified eligible person” (“QEP”) as defined in Regulation 4.7 under the US Commodity Exchange Act (the “CEA”). The Portfolio consents to being treated as an exempt account under CFTC Regulation 4.7(c);

(xii)	the Portfolio is an “eligible contract participant” within the meaning of Section 1a(18) of the CEA; and

(xiii)	the Portfolio is a “qualified institutional buyer” within the meaning of Rule 144A of the US Securities Act of 1933, as amended.

(c)	Each party agrees to notify the other promptly in writing in the event that any of the representations above cease to be accurate or complete in any material respect.

5. Obligations of the Adviser.

(a)	The Adviser shall provide timely information to the Trading Adviser regarding such matters as the composition of the Allocated Assets, cash requirements and cash available for investment in the Allocated Assets, and all other information as may be reasonably necessary for the Trading Adviser to perform its responsibilities hereunder, together with all information required to be provided pursuant to the Supplemental Trading Agreement.

(b)	The Adviser has furnished the Trading Adviser with a copy of the prospectus and statement of additional information of the Portfolio and the Adviser agrees during the continuance of this Agreement to furnish the Trading Adviser copies of any revisions or supplements thereto at, or, if practicable, before the time the revisions or supplements become effective. The Adviser agrees to furnish the Trading Adviser with copies of any financial statements or reports made by the Portfolio to its shareholders, and any further materials or information that the Trading Adviser may reasonably request to enable it to perform its functions under this Agreement.

6. Use of Name. During the term of this Agreement, the Adviser shall have permission to use the Trading Adviser’s name in the marketing of the Portfolio and agrees to furnish the Trading Adviser via email all material updates to prospectuses, proxy statements and/or reports prepared for distribution to shareholders of the Portfolio or the public that refer to the Trading Adviser. In addition, the Adviser may disclose a description of the material terms of this Agreement and a description of the Investment Strategy from Schedule A of the Supplemental Trading Agreement; and/or a description of the Trading Adviser’s business that is materially based on the information provided by the Trading Adviser to the Adviser, including information from Part 2A of the Trading Adviser’s latest Form ADV as filed with the SEC (and as provided to the Fund and the Adviser from time to time) and made available at www.adviserinfo.sec.gov).

The Adviser shall have no right to use the trademarks or logos of the Trading Adviser under any circumstances.

Notwithstanding anything to the contrary in this paragraph, the parties hereto agree and acknowledge that the Trading Adviser:

(a)	does not approve or otherwise endorse or make any representations regarding any marketing materials or public communications;

(b)	does not take any responsibility for the accuracy or completeness of the contents of any marketing materials or public communication and disclaims any liability for any direct, indirect, consequential or other losses or damages, including loss of profits, incurred by the Fund, the Adviser or by any third party that may arise from any reliance on any marketing materials or public communication; and

(c)	is neither responsible for nor involved in the marketing, distribution or sales of shares or interests in the Fund nor for compliance with any marketing or promotion laws, rules or regulations.

The Fund and the Adviser each acknowledges that:

(a)	no provision of this Agreement grants them any rights, except as contained in this paragraph of this Agreement, in any Intellectual Property belonging to or developed by the Trading Adviser; and

(b)	this Agreement does not constitute a licence in respect of any such Intellectual Property.

For purposes of this paragraph “Intellectual Property” means patents, inventions (whether patentable or not) models, systems, methodologies, tools, trade-marks, service marks, logos, trade names, domain names, database rights, rights in business and get-up, rights to know-how and confidential information and any other intellectual property or proprietary rights (including without limitation, rights in computer software and algorithms) whether registered or unregistered.

During the term of this Agreement, the Trading Adviser shall not use the Adviser’s name or the Fund’s name without the prior consent of the Adviser and the Fund other than in internal documentation produced by the Trading Adviser.

7. Expenses. During the Term of this Agreement, the Trading Adviser will pay all expenses incurred by it in connection with the performance of its duties under paragraph 3 hereof other than the cost (including taxes, brokerage commissions and other transaction costs, if any) of the Commodity Interests or other investment instruments purchased or sold for Series 8 or SP8.

Each of the Onshore LLC, the Company and the Adviser acknowledges and confirms that the Trading Adviser has separately provided it with a costs and charges disclosure document, which provides detailed information on the costs and charges that will be incurred by Series 8 and/or SP8 and the Adviser in relation to the services to be provided by the Trading Adviser under the terms of this Agreement.

The Adviser shall disclose to the Trading Adviser prior to the Effective Date and at the Trading Adviser’s request:

(a)	fees and expenses charged to investors in the Portfolio;

(b)	operating fees and expenses borne by the Portfolio (which, when aggregated with (a), shall equate to the total expense ratio borne by the investors in the Portfolio); and

(c)	any changes to (a) and/or (b) as requested periodically by the Trading Adviser.

8. Compensation of the Trading Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Trading Adviser hereunder, the Trading Adviser shall be paid the fees in the amounts and in the manner set forth in Appendix A hereto.

9. Independent Contractor Status. The Trading Adviser shall for all purposes hereof be deemed to be an independent contractor and shall, unless otherwise provided or authorized, have no authority to act for or represent Series 8, SP8 , the Portfolio, the Fund or the Adviser in any way or otherwise be deemed an agent of Series 8, SP8 , the Portfolio, the Fund or the Adviser.

10. Liability and Indemnification.

(a)	Liability. The duties of the Trading Adviser shall be confined to those expressly set forth herein with respect to the Allocated Assets. The Trading Adviser shall not be liable for any loss arising out of any services carried out under or in connection with this Agreement or the Supplemental Trading Agreement, except a loss resulting from the Trading Adviser’s material breach of this Agreement or of its representations or warranties herein or resulting solely from the Trading Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder or violation of applicable law. Under no circumstances shall the Trading Adviser be liable for any loss arising out of any act or omission taken by another CTA, or any other third party, in respect of any portion of the Fund’s assets.

(i)	The Trading Adviser hereby acknowledges, understands and agrees that (i) the Company is registered as a Segregated Portfolio Company, (ii) the Company is entering into this Agreement on behalf of SP8 in respect of the Allocated Assets, (iii) all of the liabilities and obligations of SP8 to the Trading Adviser under this Agreement are expressly limited to the assets of SP8 comprising the Allocated Assets. Without in any way limiting the generality of the foregoing the Trading Adviser hereby waives any right to seek redress against any person, entity or property (including the Fund, the Portfolio, the Company, Onshore LLC, Adviser and any of their respective shareholder, members, partners, directors, officers, principals and affiliates) for amounts or damages due or alleged to be due to the Trading Adviser from SP8 arising out of or relating to this Agreement.

(ii)	The Trading Adviser hereby acknowledges, understands and agrees that (i) the Onshore LLC is a Delaware series limited liability company (ii) the Onshore LLC is entering into this Agreement on behalf of Series 8 in respect of the Allocated Assets, (iii) all of the liabilities and obligations of Series 8 to the Trading Adviser under this Agreement are expressly limited to the assets of Series 8 comprising the Allocated Assets. Without in any way limiting the generality of the foregoing, the Trading Adviser hereby waives any right to seek redress against any person entity or property (including the Onshore LLC, the Fund, the Portfolio, the Company, the Adviser and any of their respective shareholder, members, partners, directors, officers, principals and affiliates) for amounts or damages due or alleged to be due to the Trading Adviser from Series 8 arising out of or relating to this Agreement.

(b)	Indemnification.

(i)	The Trading Adviser shall indemnify the Adviser, the Fund, the Portfolio and Series 8 and SP8, and their respective affiliates and controlling persons (collectively, the “Adviser Indemnified Persons”) for any liability and expenses, including reasonable attorneys’ fees, which the Adviser, the Fund, the Portfolio, Series 8 and/or SP8 and their respective affiliates and controlling persons may sustain as a result of the Trading Adviser’s material breach of this Agreement or its representations or warranties herein or as a result of willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties hereunder or violation of applicable law; provided, however, that the Adviser Indemnified Persons shall not be indemnified for any liability or expenses that may be sustained as a result of the Adviser’s willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties hereunder.

(ii)	The Adviser shall indemnify the Trading Adviser, its affiliates and their respective controlling persons (collectively, the “Trading Adviser Indemnified Persons”) for any liability and expenses, including reasonable attorneys’ fees, arising from, or in connection with, the Adviser’s material breach of this Agreement or its representations or warranties herein or as a result of willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law; provided, however, that the Trading Adviser Indemnified Persons shall not be indemnified for any liability or expenses that may be sustained as a result of the Trading Adviser’s willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties hereunder.

11. Effective Date and Termination. This Agreement shall become effective as of the Effective Date, and:

(a)	unless otherwise terminated, this Agreement shall continue in effect until August 16, 2025 and from year to year thereafter so long as such continuance is specifically approved at least annually (i) by the Board or by vote of a majority of the outstanding voting securities of the Portfolio, and (ii) by vote of a majority of the Directors of the Fund who are not interested persons of the Fund, the Adviser or the Trading Adviser, cast in person at a meeting called for the purpose of voting on such approval. If such continuance is not specifically approved as set out above, the Adviser shall notify the Trading Adviser in writing;

In addition to the above:

(b)	this Agreement may at any time be terminated on 60 days’ written notice to the Trading Adviser either by vote of the Board or by vote of a majority of the outstanding voting securities of the Portfolio;

(c)	this Agreement shall automatically terminate in the event of its assignment or upon the termination of the Investment Advisory Agreement or the Supplemental Trading Agreement;

(d)	this Agreement shall automatically terminate if the Trading Adviser ceases to be (a) authorized and regulated by the FCA; (b) registered as a CTA with the CFTC; or (c) a member of the US National Futures Association (the “NFA”).and

(e)	this Agreement may be terminated by the Trading Adviser on 60 days’ written notice to the Adviser and the Fund, or by the Adviser immediately upon notice to the Trading Adviser.

Upon notification of termination of this Agreement, the Trading Adviser shall continue to provide the services under this Agreement during any notice period and, to the extent the Trading Adviser has not already done so, on termination of this Agreement the Trading Adviser shall close out and shall, as soon as reasonably practicable, realize all investments having consideration for prevailing market conditions as set out in the Supplemental Trading Agreement.

Termination of this Agreement pursuant to this paragraph 11 shall be without the payment of any penalty and shall not affect the status, obligations or liabilities or any party hereto to the others including, without limitation, the Adviser’s obligation to pay fees in respect of the period prior to termination in accordance with this Agreement.

The following paragraphs shall survive termination of this Agreement: paragraph 6; paragraph 11; paragraph 16; paragraph 20; paragraph 23; and paragraph 28.

12.Amendment. This Agreement may be amended at any time by mutual consent of the Adviser and the Trading Adviser, provided that, if required by law, such amendment shall also have been approved by vote of a majority of the outstanding voting securities of the Portfolio and by vote of a majority of the Directors of the Fund who are not interested persons of the Fund, the Adviser, or the Trading Adviser, cast in person at a meeting called for the purpose of voting on such approval.

13. Assignment. The Trading Adviser may not assign this Agreement and this Agreement shall automatically terminate in the event of an “assignment,” as such term is defined in Section 2(a)(4) of the 1940 Act. The Trading Adviser shall notify the Adviser in writing sufficiently in advance of any proposed change of “control,” as defined in Section 2(a)(9) of the 1940 Act, so as to enable the Fund and/or the Adviser to: (a) consider whether an assignment will occur, (b) consider whether to enter into a new Trading Agreement with the Trading Adviser, and (c) prepare, file, and deliver any disclosure document to the Portfolio’s shareholders as may be required by applicable law. No party shall assign any of its rights and benefits under this Agreement without the prior written consent of the other parties.

14. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. Save for paragraphs 1 (a) and (b) and paragraph 10 (a)(i) of this Agreement which is subject to and governed by the laws of the Cayman Islands, this Agreement shall be construed in accordance with applicable federal law and the laws of Delaware and shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors (subject to paragraph 11 (c) hereof) and, to the extent provided in paragraph 10 hereof, each Trading Adviser Indemnified Person and Adviser Indemnified Person. Anything herein to the contrary notwithstanding, this Agreement shall not be construed to require, or to impose any duty upon, either of the Parties to do anything in violation of any applicable laws or regulations. Any provision in this Agreement requiring compliance with any statute or regulation shall mean such statute or regulation as amended and in effect from time to time.

15. Regulation S-P. In accordance with Regulation S-P, if non-public personal information regarding any party’s customers or consumers is disclosed to the other party in connection with this Agreement, the other party receiving such information will not disclose or use that information other than as necessary to carry out the purposes of this Agreement.

16. Confidentiality

Each of the Parties agrees that any information or recommendation (in any form of medium) supplied by or concerning either the Fund, Portfolio, Adviser, Series 8, SP8, or the Trading Adviser, that are not otherwise in the public domain, was independently developed or previously known to the other party other than in connection with the performance of its obligations and duties hereunder or under the Supplemental Trading Agreement, including without limitation, portfolio holdings of Series 8 and SP8, financial information, the fact that the Parties have entered into this Agreement and the terms of this Agreement, the fact that Confidential Information has been made available or other information relating to a party to this Agreement, is to be regarded as confidential (“Confidential Information”) and held in the strictest confidence.

Each of the Parties may disclose Confidential Information: (i) to regulatory authorities or governmental agencies having jurisdiction over a Party without providing prior notice or obtaining prior written consent; (ii) to the extent required by applicable law, regulation or rule of any exchange to which that party might be subject; (iii) to those of its employees who need to know such information to perform their duties; (iv) to professional advisers or designates (such as Series 8’s and/or SP8’s custodian) who are bound by a duty of confidentiality substantially the same as that of the disclosing party; (v) with prior written consent of the other party(ies); (vi) where Confidential Information is permitted to be disclosed under the terms of this Agreement; or (vii) where the Confidential Information has come into the public domain other than via a breach of an obligation of confidentiality. Such disclosure under (i) and (ii) above may only be made after prior written notice has been provided to the other party(ies), unless it is not possible to do so in the circumstances. Each party acknowledges that because of the proprietary nature of the Confidential Information described above, damages may not be an adequate remedy for any breach of the obligations under this paragraph 16 and therefore agrees that the wronged party(ies) will be entitled to seek specific performance and any other form of equitable or interim remedies. The obligations in this paragraph 16 to keep any Confidential Information secret and strictly confidential shall continue to apply after the expiration or termination of this Agreement, howsoever terminated.

17. Regulatory Matters

(a)       The Trading Adviser represents and warrants that it is authorised and regulated by the FCA for the purposes of carrying on the business of managing investments and shall remain so authorised and regulated at all times during the term of this Agreement. The FCA’s address is 12 Endeavour Square, London E20 1JN.

(b)       The Trading Adviser has categorised Series 8 and SP8 as Professional Clients (as defined under the FCA Rules) and the Trading Adviser will provide its investment services hereunder on that basis. Series 8 and SP8 have the right to request the Trading Adviser to categorise it as a retail client (as defined in the FCA Rules) either generally or in specific circumstances. However, it is the Trading Adviser’s policy not to agree to such requests.

(c)       Under the FCA Rules the Trading Adviser is required to establish an appropriate method of evaluation and comparison, based on the Investment Strategy and the types of Financial Instruments included in the Manager Account, so as to enable the Adviser to assess the Trading Adviser’s performance. The Trading Adviser shall periodically provide performance information relating to the Managed Account during the term of this Agreement. As the Investment Strategy does not reference outperformance of a specified benchmark and the Managed Account will include a broad range of financial instruments, the Adviser may wish to consider the SG Trend Index as an appropriate reference index to evaluate the Trading Adviser’s performance. The SG Trend Index is a measure of the average return of all hedge funds in the Barclay database. Further information is available here: https://www.barclayhedge.com/research/indices/calyon/Newedge_Trend_Following_Index.html.

(d)       The Adviser represents and warrants that it is registered with the CFTC as a commodity pool operator in respect of the Portfolio and shall remain so registered at all times during the term of this Agreement or has filed and will maintain an exemption from such registration, proof of which will be provided annually to the Trading Adviser.

(e)       The Trading Adviser represents and warrants that it is registered as an investment adviser under the US Investment Advisers Act of 1940, as amended. The Trading Adviser is required to provide the Fund and the Adviser with a description of the nature and risks of investments in instruments that it is permitted to make in the investment of the Managed Account, including in respect of particular investment strategies. The Onshore LLC, the Company and the Adviser confirm that they have received, read, understood and carefully considered the description of material risks in the Form ADV prior to entering into this Agreement.

18. Complaints

(a)       The Trading Adviser has in operation a written procedure in accordance with the FCA Rules for the effective consideration and proper handling of complaints from clients. The Trading Adviser’s complaints management policy is available on request.

(b)       Any complaints should be referred to the compliance department of the Trading Adviser.

(c)        The Onshore LLC and the Company, as professional clients, have no right of complaint to the Financial Ombudsman Service in respect of any act or omission of the Trading Adviser which is or is alleged to be in breach of the FCA Rules.

19. Compensation

(a)       FCA-regulated business conducted by the Trading Adviser pursuant to this Agreement is covered by the Financial Services Compensation Scheme (“FSCS”) to the extent that the Onshore LLC and the Company are each an “eligible claimant” (as defined in the FCA Rules). The FSCS compensates eligible claimants for losses suffered as a result of the inability of an FCA-regulated firm to pay monies due, or satisfy obligations owed, to them (typically as a result of the firm’s insolvency). Compensation under the FSCS is subject to maximum limits.

(b)       The Onshore LLC and the Company may each be an eligible claimant (as defined by the FCA Rules) in relation to compensation. Accordingly, depending on the specific circumstances of each case the Onshore LLC, the Company may have a right to make a claim for compensation under the FSCS in respect of an inability of the Trading Adviser to satisfy a claim made against it by the Onshore LLC and the Company.

20. Non-Solicitation

Each of the Onshore LLC, the Company and the Adviser acknowledges and agrees that the Trading Adviser is the sole sponsor of certain investment funds (the “Winton Funds”) and that the names and identities of the investors in the Winton Funds are highly sensitive to, and proprietary data of, the Trading Adviser.

21. Inducements.

(a)       Under the FCA Rules, in the course of providing portfolio management services to the Onshore LLC, the Company and the Adviser, the Trading Adviser is prohibited from accepting and retaining any fees, commission or monetary benefits, or accepting any non-monetary benefits (other than acceptable minor non-monetary benefits and research permitted under paragraph 23), where these are paid or provided by any third party or a person acting on their behalf.

(b)       The Trading Adviser may accept and retain fees or non-monetary benefits (as described below) which are paid or provided to the Trading Adviser by a person acting on behalf of the Fund, the Onshore LLC, the Company or the Adviser, provided that person is aware that such payments have been made on the Fund’s, the Onshore LLC, the Company’s or the Adviser’s behalf (as applicable) and the amount and frequency of the payment is agreed between the Fund, the Onshore LLC, the Company and/or the Adviser and such agreement is memorialised in a written agreement and not determined by a third party.

(c)       In the course of providing services under this Agreement the Trading Adviser may, to the extent permitted by the FCA Rules, accept certain minor non-monetary benefits including without limitation:

(1)       participation in conferences, seminars and other training events on the benefits and features of a specific financial instrument or an investment service; and

(2)       hospitality of a reasonable de minimis value, including food and drink during a business meeting or a conference, seminar or other training event specified at paragraph 21(c)(1) above.

(d)       In the case of each benefit specified under paragraph 21(c), the Trading Adviser hereby confirms its view that the minor non-monetary benefit is: capable of enhancing the quality of the service provided by the Trading Adviser to the Onshore LLC, the Company and the Adviser; of a scale and nature that it could not be judged to impair the Trading Adviser’s compliance with its duty to act honestly, fairly and professionally in the best interests of the Onshore LLC, the Company and the Adviser; and reasonable, proportionate and of a scale that is unlikely to influence the Trading Adviser’s behaviour in any way that is detrimental to the interests of the Onshore LLC, the Company or the Adviser.

22. Research

(a)       The Trading Adviser does not use research (as defined in the FCA Rules) received from third parties in connection with the provision of its services to the Onshore LLC, the Company and the Adviser under this Agreement.

(b)       In the event research (as defined in the FCA Rules) is received by the Trading Adviser in connection with the provision of its services to the Onshore LLC, the Company and/or the Adviser under this Agreement it will pay for such research directly from its own resources.

23. Recording of Telephone Calls and Electronic Communications

(a)       The Trading Adviser hereby notifies the Fund, the Onshore LLC, the Company and the Adviser that it will record telephone and electronic communications and conversations between the Trading Adviser and the Fund, the Onshore LLC, the Company and/or the Adviser that result or may result in activities in financial instruments (as more particularly provided under the FCA Rules).

(b)       Records kept by the Trading Adviser in accordance with paragraph 23(a) will be kept for a period of 5 years (or up to 7 years upon request from the FCA) and will be provided to the Fund, the Onshore LLC, the Company or the Adviser upon request.

24. Consent to Electronic Delivery of Documents

(a)       The Advisers consent to the electronic delivery of the Form ADV and certain other materials (“Documents”) as provided in Appendix B (“Electronic Delivery”). The Adviser acknowledges and agrees that it and/or its respective representative(s) will receive the documents via email at the address they provide to the Trading Adviser.

(b)       The Adviser may revoke Electronic Delivery at any time by contacting the Trading Adviser in writing, and upon receipt of such revocation they will receive paper copies of the Documents.

25. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

26. Force Majeure. In the event of any failure, interruption or delay in the discharge by the Trading Adviser of its obligations under this Agreement resulting or attributable to acts, events or circumstances not within the Trading Adviser’s control, including without limitation, computer attacks or malicious acts, such as attacks on or through the internet, acts of God, acts of war (whether or not declared), terrorism, industrial disputes, acts or regulations of any governmental or supranational bodies or any investment exchange or clearing house and authorities or failure or malfunction of any telecommunication or computer service, the Trading Adviser shall not be in breach of this Agreement nor liable or have any responsibility for any loss or damage thereby incurred or suffered by the Series 8/SP8 or the Adviser.

27. Notices. A notice or any other communication required under this Agreement will be effective if it is served in accordance with the relevant provisions of the Supplemental Trading Agreement.

28. Entire Agreement. This Agreement and the Supplemental Trading Agreement, together with the Appendices, Schedules and any other documents referred to in the Agreement constitute the entire agreement between the Parties hereto with respect to the matters referred to herein. Each party acknowledges that it has not been induced to enter into this Agreement by any representation, agreement, undertaking or statement, written or oral, not expressly contained in this Agreement.

29. Severability. If any provision of this Agreement is held or made invalid by a court decision, statute, rule, agency interpretation or otherwise, the remainder of the Agreement will not be affected and will remain applicable.

PURSUANT TO AN EXEMPTION FROM THE COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH ACCOUNTS OF QUALIFIED ELIGIBLE PERSONS, THIS BROCHURE OR ACCOUNT DOCUMENT IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMISSION. THE COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A TRADING PROGRAM OR UPON THE ADEQUACY OR ACCURACY OF COMMODITY TRADING ADVISOR DISCLOSURE. CONSEQUENTLY, THE COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS TRADING PROGRAM OR THIS BROCHURE OR ACCOUNT DOCUMENT.

[Signature page to follow]

Abbey Capital Limited

By:	/s/ Mick Swift
Name:	Mick Swift
Title:	CEO

Abbey Capital Limited

By:	/s/ Tony Gannon
Name:	Tony Gannon
Title:	CIO

Winton Capital Management Limited

By:	/s/ Brigid Rentoul
Name:	Brigid Rentoul
Title:	Director

ACMAF Offshore SPC acting for and on behalf of the segregated portfolio designated as Segregated Portfolio 8

By:	/s/ Peter Carney
Name:	Peter Carney
Title:	Authorised Signatory

ACMAF Onshore Series LLC acting for and on behalf of the series designated as Series 8

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	CFO/COO & Secretary

Appendix A